SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

At the Company’s Annual General Meeting held on September 30, 2025, shareholders approved resolutions that resulted in amendments to the Company’s Constitution. The results of these resolutions were disclosed in the Form 6-K filed on September 30, 2025. The Company and certain of its subsidiaries also amended the credit agreement governing the companies’ term loan facility with Perceptive Credit Holdings III, L.P. Copies of the amended Company Constitution and the amendment to the credit agreement are filed herewith as Exhibits 99.1 and 99.2. The foregoing description of the credit agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the credit agreement attached hereto as Exhibit 99.2, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Constitution 30 September 2025
99.2	First Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of October 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Susan O’Connor
Susan O’Connor
Interim Chief Financial Officer

Date:  October 23, 2025